UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Registration No. 001-38208

Dragon Victory International Limited

Suite B1-901, No.198, Qidi Road,
Xiaoshan District, Hangzhou, PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Dragon Victory International Limited publishes Unaudited Consolidated Financial Results as of September 30, 2018 and 2017, and for the six months ended September 30, 2018 and 2017, attached as an exhibit to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	Unaudited Consolidated Financial Results as of September 30, 2018 and 2017, and for the six months ended September 30, 2018 and 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

Date: March 29, 2019	By:	/s/ Xiaohua Gu
		Name:	Xiaohua Gu
		Title:	Chief Financial Officer